82-34646

DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT

(212)-450-6833

MESSETURM
60308 FRANKFURT AM MAIN




05007146

NADA, 2
PAÑA

31
6-6033

3A CHATER ROAD
HONG KONG

File No. 82-5133

April 8, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL



Re: **Telefónica Empresas Perú S.A.A.—**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of Telefónica Data Perú S.A.A. (the "**Company**") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "**Commission**") the following:

1. Letter to CONASEV, dated April 1, 2005, regarding material fact.

Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait. Should you have any questions, please do not hesitate to contact me at (212) 450-6833.

Very truly yours,

Lauren D. Macioce
Legal Assistant

(Enclosures)

4/11

(NY) 19788/003/12G3-2B/EMPRESA/EMPRESA05/04.07.empresas.12g3.2.b.wpd 4/7/05 4:26pm

English Summary for Telefónica Empresas Perú S.A.A.

–Letter to CONASEV, dated April 1, 2005, regarding material fact.

Lima, 1 de abril de 2005

Señores
REGISTRO PÚBLICO DEL MERCADO DE VALORES
COMISIÓN NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES (CONASEV)
Presente.-

Ref.-Hechos de Importancia

De nuestra consideración:

Por medio de la presente comunicación, Telefónica Empresas Perú S.A.A., en cumplimiento del artículo 28° de la Ley del Mercado de Valores y de la Resolución CONASEV N° 107-2002-EF/94.10, hace de su conocimiento que, conforme a lo acordado por su junta obligatoria anual de accionistas, con efectividad a partir del 31 de marzo de 2005 se extinguió la personalidad jurídica de Telefónica Mobile Solutions del Perú S.A.C., la que fue absorbida por la Sociedad a través de un proceso de fusión simple.

Como consecuencia de lo expuesto, Telefónica Mobile Solutions del Perú S.A.C. queda excluida del Grupo Económico Telefónica. En los próximo días les haremos llegar la información sobre Grupo Económico debidamente actualizada.

Sin otro particular, quedamos de ustedes.

Atentamente,

Julia María Morales Valentín
Representante Bursátil
Telefónica Empresas Perú S.A.A.